As filed with the Securities and Exchange Commission on November 4, 2003
                          Registration No. 333- 104147


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               Amendment No. 5 to
                                    FORM F-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933


                                  METALINK LTD.
             (Exact Name of Registrant as Specified in its Charter)
        Israel                                        N.A.
(State of Other Jurisdiction of                 (I.R.S. Employer
 Incorporation or Organization)                Identification No.)

                               Yakum Business Park
                               Yakum 60972, Israel
                                 972-9-960-5555
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Office)

                               J. Francois Crepin
                                  Metalink Inc.
                              150C Lake Forest Way
                            Folsom, California 95630
                                 (916) 355-1580
                     (Name and Address, Including Zip Code,
        and Telephone Number, Including Area Code, of Agent For Service)

                    Please send copies of communications to:
                              Bruce F. Dravis, Esq.
                                Downey Brand LLP
                          555 Capitol Mall, 10th Floor
                              Sacramento, CA 95814
                                 (916) 441-0131

                SUBJECT TO COMPLETION DATED November 4, 2003
                           10,565,651 Ordinary Shares



                                  Metalink Ltd.


This prospectus relates to 10,565,651 of our ordinary shares that may be sold from time to time by the selling shareholders identified in this prospectus. The selling shareholders are Tzvi Shukhman, Chief Executive Officer and Chairman of the Board of Directors of Metalink, and Uzi Rozenberg, a member of the Board of Directors of Metalink.



We
will not receive any of the proceeds from the sale of the shares offered by this prospectus.

The selling shareholders and any agent or broker-dealer that participates with the selling shareholders in the distribution of the ordinary shares may be considered "underwriters" within the meaning of the Securities Act of 1933, and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act.

Our ordinary shares are traded on the Nasdaq National
Market under the symbol "MTLK" and on the Tel Aviv Stock Exchange. The last reported sale price of our ordinary shares on the Nasdaq National Market on November 3, 2003 was $7.74 per share. The last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange on November 3, 2003 was 35.57 NIS per share.


Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


Consider carefully the "Risk Factors" beginning on page 3 of this prospectus.

                        Prospectus dated November 4, 2003

You should only rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. The information contained in this prospectus is accurate only as of its date, and you should not assume that the information contained in this prospectus is accurate as of any other date. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the ordinary shares offered by this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.


                                TABLE OF CONTENTS
                                                                            Page
WHERE YOU CAN FIND ADDITIONAL INFORMATION                              1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                        1
FORWARD-LOOKING STATEMENTS                                             2
ABOUT METALINK                                                         3
RISK FACTORS                                                           3
CAPITALIZATION AND INDEBTEDNESS;
  INTERIM CONSOLIDATED AND CONDENSED FINANCIAL DATA                   24
MARKETS                                                               30
LISTING DETAILS                                                       30
USE OF PROCEEDS                                                       33
SELLING SHAREHOLDERS                                                  33
PLAN OF DISTRIBUTION                                                  35
EXPENSES OF THE ISSUE                                                 36
LEGAL MATTERS                                                         37
EXPERTS                                                               37
ENFORCEABILITY OF CIVIL LIABILITIES                                   37


Whenever we refer to "Metalink" or to "us" or use the terms "we" or "our" in this prospectus, we are referring to Metalink Ltd., and our consolidated subsidiary, unless otherwise indicated.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act with respect to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are necessarily summaries of these documents and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. You may read and copy the registration statement, including the exhibits and schedules thereto, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we have filed and intend to continue to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which are examined and reported on, with an opinion expressed, by an independent public accounting firm, as well as reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with the Securities and Exchange Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the Securities and Exchange Commission:

o our Annual Report on Form 20-F for the fiscal year ended December 31, 2002;


o our Reports on Form 6-K filed with the Commission on January 30, 2002; April 29, 2002, July 31, 2002, August 1, 2002, October 25, 2002, January
     30, 2003, April 22, 2003, June 16, 2003, July 24, 2003, and October 23,
     2003, and any amendments thereto;


o the description of our ordinary shares contained in our Registration Statement on Form 8-A, filed with the Commission on November 29, 1999, including any other amendment or report filed for the purpose of updating such description; and

We also hereby incorporate by reference all subsequent Annual Reports on Form 20-F which we may file prior to the termination of this offering. In addition, we hereby incorporate by reference any Report of Foreign Issuer on Form 6-K subsequently submitted by us, in which we state that such form is being incorporated by reference into this prospectus.

We will provide you without charge, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to Yuval Ruhama, Metalink Ltd., Yakum Business Park, Yakum 60972, Israel.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, as such term is defined in the Private Securities Reform Act of 1995, that address, among others, our products and the market acceptance of our products. These statements may be found in the sections of this prospectus entitled "About Metalink" and "Risk Factors," in this prospectus generally or in the documents we incorporate by reference. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus or in the documents we incorporate by reference.

In addition, statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

                                 ABOUT METALINK


We design, develop and market digital subscriber line (DSL) chip sets used by manufacturers of telecommunication equipment. Our chip sets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 1,000 times faster than transmission rates provided by conventional analog modems. Our chip sets typically include two individual integrated circuits, or chips, and include an analog front-end for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We are a leader in DSL semiconductor technology because of our expertise in the development of advanced modem algorithms, in the design of very large scale integrated circuits and in digital signal processing. We have sold over seven million of our chips to original equipment manufacturers (OEMs) that incorporate our chip sets into their own products. These OEMs include such firms as ECI Telecom Ltd., Alcatel Networks Corporation, Schmid Telecommunication Ltd., and Marconi Communications GmbH, and have in prior years also included such firms as Portugal Telecom Inovacao, Keymile Ltd., Siemens AG and Tut Systems, Inc. These OEMs have sold products containing our chip sets to telecommunication service providers throughout the world, including Bell Canada, British Telecom and France Telecom. We are an Israeli company and our principal executive offices are located at Yakum Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960-5555. You can find additional information concerning our business activities in the documents incorporated by reference to this prospectus.

                                  RISK FACTORS

You should carefully consider the following risks before making an investment decision. Set out below are the most significant risks, as identified by management, but we may also face risks in the future that are not presently foreseen. Our business, operating results or financial condition could be materially and adversely affected by these and other risks. You should also refer to the other information contained or incorporated by reference in this prospectus, before deciding to invest in our company.

Sale of all of the shares offered hereunder could significantly affect the market for our shares and could significantly affect the control and operation of the Company.

At October 21, 2003, 10,754,066 ordinary shares (57.5% of our total outstanding ordinary shares, based on the 18,690,811 ordinary shares outstanding at June 30,
 2003) are held by Messrs. Shukhman and Rozenberg, and 10,565,687 (56.5%) will become available for resale in the public market pursuant to this registration statement. Because these shares are held by affiliates of the Company, they are not generally considered to be included in the "public float" of the Company's tradable shares. The market price for all shares could drop significantly as the shares registered hereunder are sold, or as the market perceives each sale as imminent.

Moreover, sale of all of the shares offered hereunder could permit parties other than Messrs. Shukhman and Rozenberg to control the outcome of matters requiring shareholder approval. Currently, Messrs. Shukhman and Rozenberg control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

A change in the majority ownership of the Company could also result in the hiring of new management. Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Tzvi Shukhman, our chairman and chief executive officer. All of our employees have entered into employment contracts with us except for Mr. Shukhman. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Tzvi Shukhman, other members of senior management or other key personnel could negatively affect our business.

Slowdown in the telecommunication industry might continue to adversely affect our business and results of operations.

Telecommunications service providers and their customers are the principal end-users of substantially all of our products. During 2001 and 2002, the telecommunications industry in much of the world, including in our principal markets, has been experiencing an apparent slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. As a result, we experienced a significant decline in demand for our products in 2001 and 2002. It is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have an adverse effect, which may be material, upon us. Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we have no control. In addition, a market perception that these conditions could have an impact on our company may harm the trading prices of our shares, whether or not our business and results of operations are actually affected.

In the past year we achieved significant design wins across Asia-Pacific including Korea, Japan, China and Taiwan. Should the SARS disease continue to spread in the Asia Pacific region, it might have a material adverse effect on our ability to gain substantial revenues from these design wins.

Our future financial performance will depend significantly on the successful marketing, market acceptance , and our ability to increase the revenues from our VDSL chip sets worldwide, and in the Asia pacific region, in particular. If for any reason our revenues from these chip sets decrease, or do not increase, our results of operations will be harmed. Thus, the spread of the SARS disease in the Asia Pacific region, and in particular in Korea, Japan, China and Taiwan, may have a materially adverse effect on our revenues.

We have a history of operating losses.

We have incurred significant operating losses since our inception, and we may not achieve operating profitability for the foreseeable future. We reported operating losses of approximately $3.7 million for the year ended December 31, 2000, $15.7 million for the year ended December 31, 2001, and $18.6 million for the year ended December 31, 2002. As of December 31, 2002, our accumulated deficit was approximately $33.9 million. We reported revenues of approximately $6.6 million for the year ended December 31, 2002. Despite the fact that we are making expenditures in anticipation of generating higher revenues, our revenues may not grow and may even continue to decline. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase as necessary or if our expenses increase at a greater pace than our revenues, we will not likely be able to achieve, sustain or increase profitability on a quarterly or annual basis.

Our quarterly operating results are volatile. This may cause our share price to decline.

Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. These variations result from a number of factors, many of which are substantially outside of our control, including:

o Our revenues depend upon the size, timing and shipment of orders for our chip sets, especially large orders from some of our customers. We do not receive orders in the same amounts each quarter.

o Our customers may not be able to forecast their needs or accurately or efficiently manage their inventory positions.

o Year-end customer ordering patterns have caused our revenues to be strongest in the first and second quarters of 2001 and 2002 and to be weaker in other quarters of the year. We can not assure you that these quarters will be the strongest ones in the future, as these facts may be also a result of other factors such as the apparent slowdown in the telecommunication industry during these years.

o Our limited order backlog makes revenues in any quarter substantially dependent on orders received and delivered in that quarter.

o Customers may cancel or postpone orders in our backlog.

o The timing and level of market acceptance for existing chip sets, chip sets under development and new applications or chip sets introduced by us or by our competitors is uncertain.

o The effectiveness of our customers in marketing and selling their DSL equipment.

 o Changes in pricing by us or our competitors.

o Unfavorable changes in the prices of the components we purchase or license.

o Because only a small portion of our expenses varies with our revenues, if revenue levels for a quarter fall below our expectations, our earnings will decrease.

o A delay in the receipt of revenue arising from postponement of orders by customers or, shipping delays of existing orders, even from one customer, may have a significant negative impact on our results of operations for a given period. We have experienced such delays in the past, and our results of operations for those periods were, as a result, negatively impacted.

o The mix of chip sets sold and the mix of sales channels through which they are sold.

o Changes in resource allocation by our customers due to their operating budget cycles.

o Deferrals of customer orders in anticipation of new applications or new chip sets introduced by us or by our competitors.

o Delays in delivery by the subcontractors who manufacture our chips.

o General economic conditions.

Because of the variations which we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful or should necessarily be relied upon as indicators of future performance.

Accordingly, our operating results may be below public expectations in future fiscal periods. Our failure to meet these expectations may cause our share price to decline.








The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

Relatively few customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or if we experience a loss of any of our significant customers, particularly, ECI Telecom Ltd. and Marconi Communications GmbH, or suffer a substantial reduction in orders from these customers. In 2002, we had only one customer which accounted for more than 10% of our revenues, namely ECI, which accounted for 45% of our revenues. We cannot be certain that this customer will maintain these levels of purchases. We do not have contracts with any of our customers that obligate them to continue to purchase our chip sets, and these customers could cease purchasing our chip sets at any time. We expect that sales of our chip sets to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.

If the market for DSL solutions does not continue to develop, we will not be able to sell enough of our chip sets to achieve, sustain or increase profitability.

DSL solutions compete with a variety of different high-speed data transmission technologies, including cable modem, satellite and wireless technologies. If any technology that competes with DSL technology is more reliable, faster or less expensive, reaches more customers or has other advantages over DSL technology, the demand for our chip sets will decrease, and we may not sell enough of our chip sets to achieve, sustain or increase profitability.

Substantial sales of our chip sets will not occur unless end-customer telecommunication service providers increasingly deploy DSL systems.

The success of our products is dependent upon the decision by end-customer telecommunication service providers to deploy DSL systems that include our chipsets and the timing of the deployment. Factors that will impact the deployment include:

o a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment. This process usually takes approximately a year in Europe and United States and around six months in the Asia Pacific region. During this process we are subject to numerous tests and trials, under which we may not continue to the final stage of commercial deployment;

o the development of a viable telecommunication service provider business model for DSL systems and services, including the capability to market, sell, install and maintain DSL systems and services;

o cost constraints, such as installation costs and space and power requirements at the telecommunication service provider's central office, affect purchases of DSL systems that contain our chipsets; o varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunication services;

o challenges of interoperability among DSL equipment manufacturers' products, which may affect sales of the systems in which our chipsets are contained;

o evolving and current industry standards for DSL technologies that could affect the end-market for our products; and

o government regulations, including regulation of telecommunication service providers' rates and ability to recapture capital expenditures on DSL systems, by governments in the United States and around the world.

If telecommunication service providers do not expand their deployment of DSL systems or if additional telecommunication service providers do not offer DSL services on a timely basis, our business will be harmed.

If the DSL equipment manufacturers which utilize our chip sets are not successful in selling their systems, sales of our chip sets will decline significantly.

We rely upon DSL equipment manufacturers, such as ECI and Marconi, to integrate our chip sets into their DSL systems. If their systems are not successful, we will not be able to sell our chip sets to them in substantial quantities. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.

Our chip sets may not adequately serve the needs of end users.

Our chip sets are sold primarily through OEMs. Thus, the feedback that we receive with respect to the field performance of our chip sets from telecommunication service providers and their users may be limited. This may impair our ability to design chip sets that are responsive to the needs of the end users of our chip sets. This may harm the market acceptance of our chip sets.

We currently depend on sales of our European standard, E1 HDSL and SDSL, chip sets. For the year ended December 31, 2002, we derived approximately 58% of our revenues from our E1 HDSL and SDSL chip sets. Our future financial performance will depend significantly on the successful marketing and market acceptance of this line of chip sets. If for any reason our revenues from this chip set decrease, our results of operations will be harmed.

If we do not achieve "design wins" with equipment manufacturers during the design stage of a new product, we may be unable to secure production orders from these customers in the future.

Once a DSL equipment manufacturer has designed its system to include a particular supplier's chip set, the DSL equipment manufacturer may be reluctant to change its source of chip sets. Accordingly, the failure to achieve design wins with key DSL equipment manufacturers could create barriers to future sales opportunities.

We must develop new chip sets and new applications for our existing chip sets to remain competitive. If we fail to do so on a timely basis, we may lose market share.

The markets for DSL solutions such as ours are characterized by:

o rapid technological changes;

o frequent new product introductions;

o changes in customer requirements; and

o evolving industry standards.

Accordingly, our future success will depend to a substantial extent on our ability to:
o invest significantly in research and development;

o develop, introduce and support new chip sets and new applications for existing chip sets on a timely basis;

o gain market acceptance of our chip sets;

o anticipate customer requirements; and

o comply with industry standards.

We may not be able to complete the development and market introduction of new chip sets or new applications successfully. If we fail to develop and deploy new chip sets and new applications on a timely basis, we may lose market share to our competitors and our revenues will decline.

Because competition in the market for our solutions is intense, we may lose market share, and we may be unable to achieve or maintain profitability.

Our market is highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in our market, and we may lose market share to our competitors. Our principal competitors include Conexant Systems, Inc., GlobeSpanVirata, Infineon Technologies AG and Ikanos Communications Inc. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing DSL chip set providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a DSL chip set component into existing products in a manner that renders our chip sets obsolete.

Competition may result in lower prices and a corresponding reduction in our ability to recover our costs. This may impair our ability to achieve or maintain profitability.

We expect that price competition among DSL chip set suppliers will reduce our gross margins in the future. We anticipate that average selling prices of DSL chip sets will continue to decline as product technologies mature. Since we do not manufacture our own chip sets, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our competitors are larger and have greater resources than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than we are. Declines in average selling prices will generally lead to declines in gross margins for chip sets. If we are unable to recover costs, we will likely be unable to achieve profitability.

In order to attain and maintain profitability, we must manage our resources effectively in a volatile market.

During the year ended December 31, 2002, we reduced employee headcount and expenses, in response to declines in the market for our products, which occurred as part of a general decline in the market for telecommunications products. Prior to 2001 and 2002, we faced management issues relating to company growth, such as the difficulty of hiring qualified employees, which occurred as part of a rapid general industry expansion in the late 1990's through the year 2000.

The volatility of our industry has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We must also implement sophisticated inventory and control systems. We cannot assure you that our management team will be able to work together effectively to manage our organization.

To manage resources effectively, particularly in slower economic times, we must:

o improve and expand our Management Information Systems ("MIS") . Specifically, in January 2001, we implemented a new Enterprise Resources Planning ("ERP") system - "Oracle Application System" - in order to manage our information systems. The new system supports the control of our operations. In order to better manage our organization to deal with potential growth in the future, we are considering implementation of additional modules and enhanced existing ones in the ERP system;

o hire, train, manage and retain qualified employees when the business is growing, and, when industry conditions decline, reduce the workforce; and

o effectively manage relationships with our customers, subcontractors, suppliers and other third parties.

We cannot assure you that we have made adequate allowances for the costs and risks associated with this volatility, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to offer and expand our product categories successfully to meet changing market conditions. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to record and report financial and management information on a timely and accurate basis or otherwise manage our expanding operations. If we are unable to do so effectively, our revenues may not increase, our costs of operations may increase and our business may be harmed.

Because we operate in international markets, we are subject to additional risks.

We currently offer our chip sets in a number of countries, through independent sales representatives and distributors, and we intend to enter additional geographic markets. Our business is subject to risks which often characterize international markets, including:

o potentially weak protection of intellectual property rights;

o economic and political instability;

o import or export licensing requirements;

o trade restrictions;

o difficulties in collecting accounts receivable;

o longer payment cycles;

o unexpected changes in regulatory requirements and tariffs;

o seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

o the impact of SARS or other regional epidemics;

o fluctuations in exchange rates; and o potentially adverse tax consequences.

These risks may impair our ability to generate revenues from our increased global sales efforts.

Because of our long product development process and sales cycle, we may incur substantial expenses before we earn associated revenues.

We incur substantial product development and marketing expenditures prior to generating associated revenues. We do not receive substantial orders for our chip sets during the period that potential customers test and evaluate our chip sets. This period typically lasts from six to twelve months or longer, and volume production of products that incorporate our chip sets typically does not begin until this test and evaluation period has been completed. As a result, a significant period of time may elapse between our product development and sales efforts and any realization by us of revenues from volume ordering of our chip sets by our customers, or we may never realize revenues from our efforts.

Because we do not have long-term contracts with our customers, our customers can discontinue purchases of our chip sets at any time.


We sell our chip sets based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chip sets. Our customers can generally cancel or reschedule orders upon short notice. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our chip sets. Rather, it is a decision by a customer to use our chip sets in the design process of that customer's products. A customer can discontinue using our chip sets at any time.

We currently rely on a limited number of subcontractors to manufacture and assemble our chips.

We currently rely on a single subcontractor for the manufacture of each chip included in our chip sets and on a limited number of subcontractors for the assembly of finished chips and other related services. Our subcontractors manufacture, assemble and test our chips in Singapore, South Korea, the Republic of China (Taiwan) and the United States. These subcontractors currently have limited manufacturing capacity, which may be inadequate to meet our demand. If the operations of our subcontractors were halted, even temporarily, or if they were unable to operate at full capacity for an extended period of time, we could experience business interruption, increased costs, loss of goodwill and loss of customers. Delays in the manufacture of chip sets are typical in our industry, and we have experienced these delays in the past. Regional epidemics, such as SARS, could also have a negative impact on our suppliers.

We are dependent upon a limited number of suppliers of key components.

We currently obtain key components from a single supplier or from a limited number of suppliers. We generally do not have long-term supply contracts with our suppliers. These factors subject us to the following risks:


o delays in delivery or shortages in components could interrupt and delay the manufacturing and delivery of our chip sets and may result in cancellation of orders by our customers;

o suppliers could increase component prices significantly and with immediate effect;

o we may not be able to develop alternative sources for chip set components, if and as required in the future;

o suppliers could discontinue the manufacture or supply of components used in our chip sets. In such event, we might need to modify our chip sets, which may cause delays in shipments, increased manufacturing costs and increased chip sets prices; and

o we may hold more inventory than is immediately required to compensate for potential component shortages or discontinuance.


We may experience delays in the delivery of components from our suppliers.

Delays and shortages in the supply of components are typical in our industry. We have experienced delays and shortages on more than one occasion in the past. In addition, failure of worldwide semiconductor manufacturing capacity to rise along with a rise in demand could result in our subcontract manufacturers allocating available capacity to other customers, including customers that are larger or have long-term supply contracts in place. Our inability to obtain adequate foundry capacity at acceptable prices, or any delay or interruption in supply, could reduce our revenues or increase our cost of revenue and could harm our business and results of operations.

Undetected hardware and software errors may increase our costs and impair the market acceptance of our chip sets.

Our chip sets may contain undetected errors. This may result either from errors we have failed to detect or from errors in components supplied by third parties. These errors are likely to be found from time to time in new or enhanced chip sets after commencement of commercial shipments. Because our customers integrate our chip sets into their systems with components from other vendors, when problems occur in a system it may be difficult to identify the component which has caused the problem. Regardless of the source of these errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the detection of the errors. We may incur significant warranty and repair costs related to errors, and we may also be subject to liability claims for damages related to these errors. The occurrence of errors, whether caused by our chip sets or the components of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our chip sets.

Our success depends on our ability to attract, train and retain qualified engineers and sales and technical support personnel.




Upon growth in our business, we will need to hire additional engineers and highly trained technical support personnel in Israel, North America, Europe and in the Asia Pacific region. We currently have a small technical support staff. To support any growth, we will need to increase our technical staff to support new customers and the expanding needs of existing customers as well as our continued research and development operations.

Hiring highly qualified engineers and technical support personnel is competitive in our industry, due to the limited number of people available with the necessary skills and understanding of our products. Our success depends upon our ability to attract, train and retain highly qualified engineers and technical support personnel.

Our chip sets require a sophisticated marketing and sales effort targeted at several levels within a prospective customer's organization. As competition for qualified sales personnel continues, we may not be able to hire sufficient sales personnel to support our marketing efforts.


Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently own three unregistered trademarks, two patents in Israel and three patents in the United States. We have also filed one additional provisional patent application in the United States. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

Our products may infringe on the intellectual property rights of others.

Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For example, the ownership by an unaffiliated third party of a valid trademark with respect to the name Metalink, or the use of that name by any unaffiliated third party (whether or not a valid trademark exists), could cause confusion and otherwise have a material adverse effect upon our business and financial condition. In addition, any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.


We may need to raise additional funds, which may not be available.

We expect that the net proceeds from our initial public offering and secondary public offering and cash from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. After that, we may need to raise additional funds in the future for a number of uses, including:

o        expanding research and development programs;

o        hiring additional qualified personnel;

o        implementing further marketing and sales activities; and

o        acquiring complementary businesses.

We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may not be able to:

o develop new products;

o enhance our existing products;

o remain current with evolving industry standards;

o take advantage of future opportunities; or

o respond to competitive pressures or unanticipated requirements.

We may encounter difficulties with acquisitions, which could harm our business.

We may make investments in complementary companies, products or technologies. If we acquire a company, we may have difficulty integrating that company's personnel, operations, products and technologies. These difficulties may disrupt our ongoing business, distract our management and employees and increase our expenses.

Volatility of our share price could adversely affect our shareholders.

The market price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

o actual or anticipated variations in our quarterly operating results or those of our competitors;

o announcements by us or our competitors of technological innovations;

o introduction and adoption of new industry standards;

o introductions of new products by us or our competitors;

o announcements by us or by securities analysts of changes in financial estimates;

o conditions or trends in our industry;

o changes in the market valuations of our competitors;
o announcements by us or our competitors of significant acquisitions;

o entry into strategic  partnerships or joint ventures by us or our competitors;


o additions or departures of key personnel.

Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.

Our
ordinary shares have been listed for trading on the Nasdaq National Market since December 2, 1999. As of December 3, 2000, our ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange. Volatility of the price of our ordinary shares on either market is likely to be reflected on the price of our ordinary shares on the other market. In addition, fluctuations in exchange rate between the New Israeli Shekel or NIS and the dollar may affect the price of our ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of our ordinary shares on the Nasdaq National Market.

Investors may not be able to resell their ordinary shares following periods of volatility because of the market's adverse reaction to that volatility. In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile. We cannot assure you that our ordinary shares will trade at the same levels of shares of other technology companies or that shares of technology companies in general will sustain their current market prices.


If we continue to be characterized as a Passive Foreign Investment Company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a Passive Foreign Investment Company ("PFIC") for U.S. federal income tax purposes. We were a PFIC in 2001 and 2002, but have not yet determined whether we are likely to be characterized as a PFIC for 2003.

Characterization as a PFIC could result in adverse U.S. tax consequences to our shareholders who are considered U.S. taxpayers under the U.S. federal income tax laws. Specifically, gain on the sale of shares of a PFIC will not receive capital gains treatment, but, depending upon the individual circumstances, may be taxed at ordinary income rates or the highest marginal rate. In some cases, for shares held longer than one year, gain on a sale will be allocated ratably over the prior year, and the taxpayer could be charged interest with respect to the prior year income. Likewise, distributions by a PFIC will be taxed at ordinary income rates or, depending upon circumstances, at the highest marginal rate.

Taxpayers may mitigate such adverse tax consequences through elections that recognize tax liability in a current year. See the discussion under the caption "Material Federal Tax Consequences to U.S. Shareholders: PFIC Considerations."

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

Our principal offices and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" between Israel and the Palestinians is uncertain and has deteriorated due to on-going violence between Israelis and Palestinians. Moreover, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses.

Some of our directors, officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law generally requires that a statutory merger be approved by a company's board of directors and by a majority of the shares voting on the proposed merger. With respect to the shareholder vote of each potential merger partner, unless a court rules otherwise, the merger will not be deemed approved if a majority of the ordinary shares held by shareholders which are not the other potential merger partner (nor a person who holds 25% or more of the shares of capital stock or has the right to appoint 25% or more of the directors, of the other potential merger partner) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for stock swap.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition of us. This could prevent a change of control of us and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.


Because substantially all of our revenues are generated in U.S. dollars while a portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar or if the NIS is appreciated against the U.S. dollar.

We generate substantially all of our revenues in dollars, but we incur a portion of our expenses, principally salaries, related personnel expenses and occupancy expenses in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel or that the NIS is appreciated against the dollar. In 2002 the NIS was depreciated against the dollar in the rate of 7.27% while the rate of inflation was 6.5%. We can not be certain that the trends which have affected us in 2002 will continue. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected.

To date, we have not engaged in hedging transactions. In the future, we might enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the New Israeli Shekel. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits in which we currently participate or which we currently receive require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase our costs and taxes and could impact our manufacturing operations.

We have received royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for the financing of a significant portion of our research and development expenditures in Israel and we intend to apply for additional grants in the future. The terms and conditions of these grants (including the rates of royalty payments) are determined by the terms of each grant approval and the applicable provisions of the law for the encouragement of Research and Development in Industry, 1984, and the regulations promulgated thereunder, commonly referred to collectively as the "R&D Law". We cannot assure you that we will continue to receive grants at the same rate or at all. One of the conditions to the receipt of these grants is that we pay royalties to the Office of the Chief Scientist on revenues derived from the sale of products and services resulting from the research and development funded by these grants.


Based upon the aggregate grants received to date (which total approximately $14.5 million, of which $3,213,000 was granted in 2002 and $3,457,000 was granted in 2001), we expect that we will continue to pay royalties to the Office of the Chief Scientist on sales of our funded products and related services for the foreseeable future. From time to time, the applicable provisions of Israeli law and regulations relating to the terms and conditions of the Office of the Chief Scientist's participation in research and development projects have been amended, most recently in November 2002, and may be further amended in the future. Currently, we are not aware of any such proposed further amendment that, if enacted as legislation, would impose upon us increased royalty rates in comparison to those we are currently required to pay. However, we can not assure you that in the future an amendment to the R&D law will not impose an increased royalty rates on us in comparison to those we are currently required to pay.

In November 2002, the Israeli parliament approved an amendment to the R&D Law. The amendment became effective on April 1, 2003. The amendment to the R&D Law, among other things, allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development plan. The R&D Law prior to the amendment only allowed for grants covering 50% of such expenditures. This amendment and the budget of the Office of the Chief Scientist may affect the rate of additional grants that may be received in the future.

Since the grant program has the impact of lowering the Company's research and development expenditures, and improving the Company's margins, reduction in the Company's participation in the program or in the benefits that the Company receives under the program could affect the Company's financial condition and results of operations. The Company's research and development expense was offset by grants of $3,213,000 (21.1% of total research and development expense) during 2002, and by grants of $3,457,000 (20.3% of total research and development expense) during 2001.

The terms of the grants we received from the Office of Chief Scientist require that the manufacture of products developed under the funded plans be performed in Israel, unless prior approval is received from the Office of the Chief Scientist to the manufacture of such products outside Israel. Ordinarily, any such approval requires the payment of increased aggregate royalties, ranging from 120% to 300% of the U.S. dollar-linked value of the total grants, depending on the percentage of the manufacturing volume to be performed outside Israel, and the acceleration of the royalty payment rate.

If we fail to comply with these conditions, we could be required, among other things, to refund any payments previously received together with interest and linkage to the consumer price index and would likely be denied receipt of these grants thereafter.

The Company's manufacturing operations outside Israel have always been disclosed in the Company's applications for grants, which were filed, received and approved on a yearly basis, including the details of the subcontractors abroad. The application did not contain a mechanism to demonstrate formally the consent of the Office of Chief Scientist to overseas manufacturing operations, but we believe that the implicit annual consent of the Office of the Chief Scientist to these operations is represented by the awarding of the approved grant itself for the past 8 years.

The recent amendments to the R&D law clarify that approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel is expressly permitted. The applicant's declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacturing activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted. In accordance with the amendment to the R&D Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

We have sought, and received, grants for the past 8 years. The impact of such grants has been to reduce the effective research and development expense for the Company, even after taking into account that the royalty rate on the grants is higher than for companies with Israel-only manufacturing operations. If, for any reason, the Office of the Chief Scientist withdrew its support for the Company's grant applications, or if is determined that we have not complied with the terms of our grants or the R&D Law, or it is determined that an approval for a grant was knowingly obtained due to false or misleading statements, we could be exposed to penalties, suspension or cancellation of the grant approvals, the refund of benefits previously granted (plus linkage to the consumer price index and interest) and denial of any future applications for grants or these consents, and the savings that have been previously realized in our research and development programs as a result of these grants would no longer be available to us, potentially increasing the Company's operating expenses.


Several of our capital investments have been granted "approved enterprise" status under Israeli law. The portion of our income derived from our approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which we have taxable income and will be subject to a reduced tax for a subsequent period of either five or eight years (depending on the extent to which foreign shareholders hold our ordinary shares). The tax rate is subject to further decrease if the number of foreign shareholders hold our ordinary shares is at least 49% under section 47 of the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"). In addition, if foreign shareholders hold 25% or more of our ordinary shares according to section 45(b) of the Law, the time period for the reduced tax rate will be eight years rather than five years. The benefits available to an approved enterprise are further conditioned upon the fulfillment of conditions stipulated in applicable law and in the specific certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the approved enterprise program. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all.


It may be difficult to enforce a U.S. judgment against us, our officers and directors who are nonresidents of the United States or to assert U.S. securities laws claims in Israel or serve process on our officers and directors who are nonresidents of the United States.

We are incorporated in Israel. The majority of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

TAXATION

Israeli Tax Considerations and Government Programs

The following summary describes material aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us.

Material Tax Consequences on the Company
Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less. The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.


Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is seven or ten years (depending on the extent of foreign shareholders holding of our ordinary shares) commencing with the year in which the approved enterprise first generates taxable income, and is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. Under an amendment to the Investments Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business.

In 1994, our request for designation of our capital investment at our facility as an "approved enterprise" program was approved under the Investment Law. For this approved enterprise, we elected the alternative package of benefits. On December 2000, we received an approval for additional capital investment in our approved enterprise under the alternative package of benefits. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our ordinary shares). The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates. We are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year's profits to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

The Investment Center bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to compliance with applicable requirements, income derived from our approved enterprise facility will be tax exempt for a period of two years after we have taxable income and will be subject to a reduced company tax of up to 25% depending on the extent of foreign shareholders holding our ordinary shares for the following five or eight years.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible, according to Israeli law.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the "Industry Encouragement Law", an "Industrial Company" is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an "Industrial Company" within the definition of the Industry Encouragement Law.


Under the Industry Encouragement Law, if we qualify as an "Industrial Company" we are entitled to the following preferred corporate tax benefits:


(a) deduction of purchases of know-how and patents over an eight-year period for tax purposes;

(b) right to elect under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies; and

(c) accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

(a) There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

(b) Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

(c) Gains on certain listed securities, which are taxed at a reduced tax rate following the tax reform (and which were previously exempt from tax), are taxable at the "Company Tax" rate in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Material Tax Consequences to Purchasers of our Ordinary Shares in this Offering



Taxation of Disposition of Our Ordinary Shares Under Israeli Law and the US-Israel Tax Treaty



Israeli law imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "U.S.- Israel Tax Treaty"), the sale, exchange or disposition of our ordinary shares, including those being offered by this prospectus, by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.- Israel Tax Treaty, in most circumstances, will not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our ordinary shares, including those being offered by this prospectus, by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends Distributed to Non-Resident Holders of Our Ordinary Shares Under Israeli Law and the US-Israel Tax Treaty



Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. In the event dividends are distributed by the company, other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an approved enterprise) is withheld at source, unless specific exemption or relief is available or a different rate is provided in a treaty between Israel and the shareholder's country of residence.

Under the U.S.-Israel Tax Treaty, in most circumstances, the maximum tax on dividends paid to a holder of our ordinary shares, including those being offered by this prospectus, who is a Treaty U.S. Resident will be 25% (however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%). Furthermore, dividends not generated by an approved enterprise paid to a U.S. company holding 10% or more of our ordinary shares, including those being offered by this prospectus, are taxed at a rate of 12.5%.

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, including on those being offered by this prospectus. We currently intend to retain all future earnings for use in the development of our business.

Material Federal Tax Consequences to U.S. Shareholders:  PFIC Considerations.

         The following section discusses the material United States federal income tax consequences that generally apply to a United States holder of Metalink Ordinary Shares. The legal conclusions in this discussion are based on an opinion of Downey Brand LLP, which has acted as United States special tax counsel in connection with this offering.

         This discussion addresses only United States federal income taxation under the United States Internal Revenue Code. It does not address state and local taxation. This discussion is directed to individual taxpayers who are citizens of the United States. It is not, for example, directed at foreign taxpayers, entities, fiduciaries or retirement plans. It does not address all aspects of United States federal income taxation, just those considered material to potential individual U.S. investors. Any potential investor is cautioned to consult the investor's personal tax advisor about the PFIC rules discussed herein.

         The tax consequences to particular investors may differ from those described below, depending on the investor's individual circumstances. The PFIC provisions of the Internal Revenue Code are highly technical and complex. The law, rules and IRS rulings, judicial decisions and administrative interpretations that apply to PFICs may change at any time, and any changes may be applied retroactively.

         If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a Passive Foreign Investment Company ("PFIC") for federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are considered U.S. taxpayers under the U.S. tax laws. The discussion below applies to such taxpayers.

         Generally, a foreign corporation is treated as a PFIC for federal income tax purposes if either (i) 75% or more of its gross income in a taxable year (including its pro-rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value) is passive income; or (ii) 50% or more of the average fair market value of assets during a taxable year (including its pro-rata share of the assets of any company in which it isit is considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income. For this purpose, passive income includes items such as dividends, royalties, interest and rents.

         A shareholder who does not, as discussed below, make an election either to (i) treat a PFIC as a "qualified electing fund" ("QEF"), or (ii) mark its shares to market will be subject to the following tax consequences:

o any distribution with respect to the shares will be classified as an excess distribution to the extent that it is greater than 125% of the average of all distributions made in the shorter of (i) the last three years or (ii) the shareholder's holding period for prior tax years;

o the shareholder will treat any distributions not characterized as excess distributions as ordinary income in the year received;

o excess distributions and any gain from the sale of shares will be allocated ratably to each day of the shareholder's holding period;

o allocations to the current year or any prior year that the company was not a PFIC will be treated as ordinary income in the tax year received;

o allocations to prior tax years when the company was a PFIC will create a tax liability determined at the highest tax rate for the year of the allocation, and interest will be imposed from the due date of the tax return for that year;

o the shareholder will be required to file an annual return on IRS Form 8621 regarding distributions received on, or gain recognized on dispositions of, PFIC shares;

o any person who acquires the PFIC shares upon the death of a PFIC shareholder will not receive a step-up to market value of his income tax basis for such shares but will instead have a tax basis equal to the lower of (i) the stock's market value or (ii) the stock's basis in the hands of the decedent.

          As previously announced, we believe that we were characterized as a PFIC for 2001 and 2002. Until passive income declines to a sufficiently low level compared to operating profits, we are at risk of being a PFIC in additional years. Although we will endeavor to avoid such characterization in the future, we may not be able to do so.

         There are ways to mitigate against the effects of PFIC status. First, any shareholder who holds shares at any time during a year in which the company is a PFIC may mitigate the consequences of PFIC characterization by electing to treat the company as a QEF. The QEF election results in shareholder's annually including in income a pro rata share of the company's earnings and net capital gains, regardless of whether the company distributes any such gains. Upon disposition of PFIC shares, a shareholder with a QEF election in place will receive capital gains treatment on any gain or loss. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing shareholder.

         Alternatively, a shareholder may also make a "mark-to-market" election. Such an election allows the shareholder to treat the shares as if they were sold and immediately repurchased at the close of each taxable year. The shareholder must include as ordinary income the amount of any increase in the market value of the shares since the close of the preceding taxable year, or the beginning of the shareholder's holding period if less than one year. Losses are allowed only to the extent of net mark-to-market gain previously included as income by the shareholder under the election for prior taxable years. As with the QEF election, a shareholder who has made a mark-to-market election with respect to PFIC shares is not subject to ratable allocations of gain to each day of the holding period, the imposition of a tax liability calculated at the highest marginal rate for gain allocated to prior tax years, or the interest charge. However, such a shareholder who elects the mark-to-market treatment for PFIC shares will not receive the step up in basis to market value at death. Except in a circumstance in which shares of the company ever cease to be marketable, a mark-to-market election is irrevocable without IRS consent and will continue to apply even in years that the company is no longer a PFIC.

                  U.S. Holders of Metalink shares are strongly urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market or QEF election with respect to their holding of Metalink Ordinary Shares, including warrants or rights to acquire Metalink Ordinary Shares.



Legal Proceedings

On July 9, 1998, a former employee filed a claim against us in the Tel Aviv District Labor Court stating that we are obligated to issue to him ordinary shares and to pay on his behalf any taxes relating to such issuance. In addition, this former employee stated that we are obligated to pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses. The former employee also demanded that we release his manager insurance and continuing education fund. We filed a counterclaim against this former employee. In November 2000 we started mediation proceedings. In March 2001, pursuant to previous agreements with the former employee, the Tel Aviv District Labor Court ordered that certain of the disputes between the parties, which were not settled, be referred to arbitration, to be conducted in two stages. According to the court's order, and based on agreements between the parties, we issued 75,765 ordinary shares (which are held in trust) in favor of the former employee in March 2001. We had previously granted this employee options to purchase said shares. In addition, in January 2002, we paid the former employee $15,797 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators issued their judgment in the first stage of the arbitration, in which they accepted certain of the claims made by each of the parties and awarded $390,761 to the former employee (we paid this amount to the former employee in September 2002). The former employee was to become entitled to file a second claim before the arbitrators if, by October 10, 2003, the market price of our ordinary shares did not reach the price of $25.00 per share, or if the Company did not repurchase the shares issued on behalf of the former employee at said price. The former employee has informed us that he intends to pursue this second claim, which will be limited to financial damages in connection with the alleged delay in issuing the shares to the former employee, and which will be subject to our counter claims against the former employee. The parties will conduct a 45-day mediation proceeding before the arbitration proceedings commence. No dollar amount of damages has been requested by the former employee in this action. We believe that the resolution of this matter will not have a material adverse effect on our results of operations, liquidity, or financial condition, nor cause a material change in the number of our outstanding ordinary shares, but there can be no assurance that we will necessarily prevail, due to the inherent uncertainties in litigation.

                        CAPITALIZATION AND INDEBTEDNESS;
                 INTERIM CONSOLIDATED CONDENSED FINANCIAL DATA

The following table sets forth our capitalization and indebtedness as of June 30, 2003 on an actual basis:

                                                                           As of
                                                                   June 30, 2003
                                                       (In thousands)(Unaudited)
Short-term debt, including current portion of
long-term debt                                                 $       -
Long-term debt (net of current portion)                                -
         Total debt:                                                   -

Shareholders' equity:
Ordinary shares, nominal value NIS 0.10 per share
 50,000,000 shares authorized;
 19,463,321 issued                                                     590
Additional paid-in capital                                         127,923
Deferred stock compensation                                           (499)
Accumulated other comprehensive income                                 607
Accumulated deficit                                                (41,070)
Treasury Stock, at cost; 898,500 shares                             (9,885)
       Total shareholders' equity                                   77,666
          Total capitalization                             $        77,666


-------------------------


The information set forth in the table above excludes approximately 3.6 million ordinary shares issuable upon exercise of options outstanding as of June 30, 2003 at a weighted average exercise price of $6.85 per ordinary share, an additional 974,689 ordinary shares reserved for issuance pursuant to options issuable under our share option plans, 165,510 ordinary shares reserved under our 2000 Employee Stock Purchase Plan and 39,000 ordinary shares issuable upon the exercise of outstanding warrants at an exercise price per share equal to the nominal value of our ordinary shares, NIS 0.10, per share.

METALINK LTD.
CONSOLIDATED CONDENSED BALANCE SHEETS

                                            June 30,                December 31,
                                             2003                      2002
                                                        Unaudited
                                               U.S. dollars in thousands
ASSETS
Current assets
Cash and cash equivalents                 $    6,312       $      9,158
Short-term investments                        23,899             20,691
Trade accounts receivable                      1,918              1,036
Other receivables                              2,722              1,444
Prepaid expenses                               1,033                735
Inventories                                    5,212              3,904
   Total current assets                       41,096             36,968

Long-term investments                         35,981             46,197

Severance pay fund                             1,391              1,189

Property and equipment, net                    5,751              5,352

                                           $  84,219         $   89,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable                    $    1,033       $      1,750
Other payables and accrued expenses            3,364              2,499
   Total current liabilities                   4,397              4,249

Accrued severance pay                          2,156              1,899

Shareholders' equity Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 19,589,311 and 19,450,556 shares as of June 30, 2003
and December 31, 2002, respectively)             590               586
Additional paid-in capital                   127,923           127,578
Deferred stock compensation                     (499)             (846)
Accumulated other comprehensive income           607                40
Accumulated deficit                          (41,070)          (33,915)
                                              87,551            93,443

Treasury stock, at cost; 898,500 as of
June 30, 2003 and December 31, 2002           (9,885)           (9,885)
   Total shareholders' equity                 77,666            83,558

                                           $  84,219         $  89,706

 METALINK LTD.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data


                                                         Six months ended
                                                             June 30
                                                     2003            2002
                                                                        naudited

Revenues                                          $  6,793          $  4,319

Cost of revenues:
Costs and expenses                                   3,549             2,514
Royalties to the Government of Israel                  174               101
Total cost of revenues                               3,723             2,615


Gross profit                                         3,070             1,704

Operating expenses:
Gross research and development                       8,184             7,316
Less - Royalty bearing grants                        1,690             1,478
Research and development, net                        6,494             5,838

Sales and marketing                                  2,914             2,178
General and administrative                           1,377             1,410
Non-cash compensation                                  354               400
Total operating expenses                            11,139             9,826


Operating loss                                      (8,069)           (8,122)

Financial income, net                                  914             1,212

Net Ioss                                          $ (7,155)         $ (6,910)

Loss per share:
Basic                                            $   (0.39)        $   (0.38)
Diluted                                          $   (0.39)        $   (0.38)

Shares used in computing loss per ordinary share:
Basic                                            18,583,672        18,343,027
Diluted                                          18,583,672        18,343,027

METALINK LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Unaudited
U.S. dollars in thousands, expect share data




                                    Number                                              Accumulated              Total
                      Number  of     of               Additional   Deferred   Treasury   Other         Accum-    Compre-
                      outstanding  Treasury  Share    paid-in     Stock-based  Stock    Comprehensive  ulated    hensive
                       shares       shares   capital  capital    compensation  (at cost)   income      deficit income (loss) Total

Balance at January
 1, 2003              19,450,556   898,500   $ 586    $127,578     $ (846)     $ (9,885)   $  40       $(33,915)            $83,558

Changes during the
period:
Exercise of employee
 options and shares      138,755        -        4         338          -            -         -           -        -           342
Deferred stock-based
compensation related
to stock option
grants to consultants          -       -         -          7          (7)           -         -           -        -            -
Amortization of deferred
 stock-based compensation      -       -         -          -         354            -         -           -        -           354
Other comprehensive income:
Unrealized gain on
marketable securities          -       -         -          -           -            -       567           -        567         567
Loss for the period            -       -         -          -           -            -         -       (7,155)   (7,155)     (7,155)

Total comprehensive loss                                                                               (6,588)

Balance at June 30, 2003 19,589,311 898,500     590    127,923        (499)     (9,885)      607      (41,070)               77,666



METALINK LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS


                                                        Six months ended
                                                            June 30,
                                                     2002              2003
                                                            Unaudited
                                                    U.S. dollars in thousands

Cash flows from operating activities:
Net loss                                            (7,155)          (6,910)
Adjustments to reconcile net loss
to net cash used in
operating activities (Appendix A)                   (1,722)            (388)

Net cash used in operating activities               (8,877)          (7,298)


Cash flows from investing activities:
Purchase of marketable debt securities
and certificates of deposits                       (13,010)          (89,848)
Proceeds from maturity and sales of
marketable debt
securities and certificates of deposits              20,155           90,561
Purchase of property and equipment                   (1,456)            (326)

Net cash provided by investing activities             5,689              387

Cash flows from financing activities:
Proceeds from issuance of shares and
exercise of options, net                                342              353

Net cash provided by financing activities               342              353


Decrease in cash and cash equivalents                (2,846)          (6,558)

  Cash and cash equivalents at beginning of period    9,158           15,946

Cash and cash equivalents at end of period            6,312            9,388

METALINK LTD.

APPENDIX TO CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS


                                                        Six months ended
                                                            June 30,
                                                      2002             2003
                                                             Unaudited
                                                    U.S. dollars in thousands

Appendix A

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization                         1,057             1,210
Amortization of marketable debt
securities and deposit  premium
and accretion of discount                               396               552
Increase in accrued severance pay, net                   55                 7
Amortization of deferred stock-based compensation       354               400


Changes in assets and liabilities:

Increase in assets:
Trade accounts receivable                             (882)              (505)
Other receivables and prepaid expenses              (1,542)            (2,196)
Inventories                                         (1,308)               (35)
Increase (decrease) in liabilities:
Trade accounts payable                                (717)              (170)
Other payables and accrued expenses                    865                349


                                                    (1,722)              (388)

METALINK LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS




NOTE 1   -        BASIS OF PRESENTATION

A. The unaudited condensed interim consolidated financial statements of the Company as of June 30, 2003 and for the six-month period then ended ("the interim financial statements") have been prepared in accordance with accounting principles generally accepted in the United States and should be read in conjunction with the Company's financial statements for the year ended December 31, 2002 and the notes thereto.

B. The accounting principles applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements. However, interim financial statements do not include all of the information and explanations required for annual financial statements.

The interim financial information is unaudited, but reflects all normal adjustments, which are, in the opinion of management, necessary to provide a fair statement of results for the interim periods presented.

                                     MARKETS

Our ordinary shares began trading on the Nasdaq National Market on December 2, 1999 under the symbol "MTLK." On December 3, 2000, our ordinary shares also began trading on the Tel Aviv Stock Exchange

                                 LISTING DETAILS

The following table sets forth the high and low closing prices for our ordinary shares as reported by the Nasdaq National Market for the periods indicated:
                                             High                   Low
1999
Fourth Quarter
(commencing December 2)             $       23.81             $        19.19

2000
First Quarter                       $       72.00             $        16.50
Second Quarter                      $       38.75             $        15.75
Third Quarter                       $       34.00             $        18.00
Fourth Quarter                      $       18.50             $         9.25

2001
First Quarter                       $       17.38             $         7.31
Second Quarter                      $       10.00             $         6.19
Third Quarter                       $        6.97             $         2.25
Fourth Quarter                      $        5.95             $         2.04


2002
First Quarter                       $        6.50             $         4.21
Second Quarter                      $        4.48             $         2.23
Third Quarter                       $        2.46             $         1.84
Fourth Quarter

2003
First Quarter                       $        3.80             $         2.74
January                             $        3.18             $         2.74
February                            $        3.75             $         3.00
March                               $        3.80             $         3.40

Second Quarter                      $        6.29             $         3.38
April                               $        5.65             $         3.38
May                                 $        5.82             $         3.62
June                                $        6.29             $         4.79

Third Quarter                       $        6.85             $         4.45
July                                $        6.85             $         5.22
August                              $        5.50             $         4.45
September                           $        5.80             $         4.60

Fourth Quarter (Until Nov. 3)       $        7.74             $         5.10
October                             $        7.59             $         5.10
November (Until Nov. 3)             $        7.74             $         7.74

The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the date of the relevant closing price, as published by the Bank of Israel:

                                           High                       Low
2000                                    $        NIS              $        NIS
Fourth Quarter
 (commencing December 3)             14.17      58.00           9.51     38.54

2001
First Quarter                        17.54      72.70           7.47     31.48
Second Quarter                        9.86      41.20           5.99     25.02
Third Quarter                         7.53      31.45           5.51     23.16
Fourth Quarter                        2.42      10.41           2.10      9.16


2002
First Quarter                         6.33      28.59           4.00     18.91
Second Quarter                        4.23      20.22           2.17     10.51
Third Quarter                         2.52      11.95           2.01      9.58
Fourth Quarter                        2.75      13.05           1.67      8.00


2003

First Quarter                         3.79      18.40           2.55     12.11
January                               3.11      15.00           2.55     12.11
February                              3.74      18.25           2.86     13.85
March                                 3.79      18.40           3.39     15.98

Second Quarter                        6.33      27.72           3.46     16.14
April                                 3.71      16.99           3.46     16.14
May                                   5.72      25.42           3.68     16.53
June                                  6.33      27.72           4.48     20.24


Third Quarter                         6.69      29.38           4.48     20.02
July                                  6.69      29.38           5.29     22.75
August                                5.54      24.55           4.48     20.02
September                             5.68      25.30           4.59     20.39


Fourth Quarter (Until Nov. 3)         7.90      35.57           5.03     22.30
October                               7.54      33.99           5.03     22.30
November (Until Nov. 3)               7.90      35.57           7.90     35.53

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares. All of the ordinary shares being offered are beneficially owned by the selling shareholders named in this prospectus.




                              SELLING SHAREHOLDERS
The ordinary shares offered by this prospectus are beneficially owned, as of the date of this prospectus, by the selling shareholders identified below.

The following table provides the name of, and the number of ordinary shares being sold by, the selling shareholders. Since the selling shareholders may sell all, some or none of their ordinary shares, no estimate can be made of the aggregate number of ordinary shares that will ultimately be offered by this prospectus or that will ultimately be owned for the direct or indirect account of the selling shareholders upon completion of the offering to which this prospectus relates. Shares will be offered on a registered basis and not as bearer shares. The selling shareholders may offer the ordinary shares for sale from time to time. See "Plan of Distribution."

The selling shareholders listed herein shall include any donee, pledgee, transferee, or other successors in interest that receive shares from the selling shareholders as a gift, distribution or in other non-sale transfers, from time to time.

Name and Address of          Ordinary Shares             Ordinary Shares Covered
Selling shareholders        Owned Beneficially             by this Prospectus
                                Number Percent(1)

Tzvi Shukhman
c/oMetalink Ltd.
Yakum Business Park
Yakum 60972 Israel        5,767,971      30.86%                 5,579,556

Uzi Rozenberg(2)
35 Hachoresh Street
Kfar-Shemaryahu, Israel   4,986,095      26.68%                 4,986,095



(1) Based on ordinary shares outstanding as of June 30, 2003.

(2) The record holder of 1,000,000 shares out of the 4,986,095 is not Uzi Rozenberg, but U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

Each of the selling shareholders is a director and founder of the company. Tzvi Shukhman is Chief Executive Officer and Chairman of the Board of Directors of Metalink, and Uzi Rozenberg, a member of the Board of Directors of Metalink. Because each of the selling shareholders is an "affiliate" of the for purposes of SEC Rule 144, shares they obtained in issuances from the company without registration and shares that they have purchased in the public markets are subject to restrictions on resale, and must be sold either through this registration statement or pursuant to the provisions and limitations of Rule 144.

Of the shares registered hereunder, 4,395,424 shares were purchased by Mr. Shukhman directly from the company and 1,372,547 shares were purchased in open market transactions. Of the shares registered hereunder, 3,986,095 shares were purchased by Mr. Rozenberg directly from the company and 1,000,000 shares were purchased in two block trades from public securities holders by U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. and Mrs. Rozenberg.

The selling shareholders conducted transactions in the public market to acquire additional shares for investment purposes. In each case, the selling shareholders have acquired shares for their own accounts.

Because both selling shareholders are directors of the company, they may from time to time come into possession of material non-public information relating to the company. Under SEC Rule 10b5-1, an individual possessing a company's material non-public information may sell or buy securities of that company without violating the insider trading laws if that individual established a contract, instruction, or plan for buying or selling prior to the time the individual comes into possession of such information. As of the date hereof, neither selling shareholder has established a 10b5-1 contract, instruction, or plan. Neither shareholder is obligated, nor has any present intention, to report publicly if he establishes a 10b5-1 contract, instruction, or plan in the future.

Neither of the selling shareholders has engaged in discussions with underwriters relating to the disposition of the shares.

The intention of the shareholders is to position their shares for sale, to the extent possible, in the same position as all other unrestricted shares currently registered for public trading on NASDAQ. Currently, the selling shareholders do not intend to divest their entire interests in the Company. Neither of the selling shareholders has made any decisions on the timing, or the size, of any sales that either of them may conduct pursuant to the registration statement.


If all of the shares offered for resale hereunder are sold by the selling shareholders, Mr. Rozenberg will have no ownership in the company and Mr. Shukhman will hold approximately 1% of the company.

                              PLAN OF DISTRIBUTION

We have been advised that the selling shareholders, including their donees, pledgees, transferees or other successors in interest, may effect sales of the ordinary shares directly, or indirectly by or through underwriters, agents or broker-dealers, and that the ordinary shares may be sold by one or a combination of several of the following methods:

(1) ordinary brokerage transactions;

(2) an underwritten public offering in which one or more underwriters participate;

(3) put or call options transactions or hedging transactions relating to the ordinary shares;

(4) short sales;

(5) purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;

(6) "block" sale transactions; and (7) privately negotiated transactions.

The ordinary shares may be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the shares, or at negotiated prices. In effecting sales, broker-dealers engaged by the selling shareholders and/or the purchasers of the ordinary shares may arrange for other broker-dealers to participate in the sale process. Broker-dealers may receive discounts or commissions from the selling shareholders and/or the purchasers of the ordinary shares in amounts that may be negotiated prior to the time of sale. Sales may be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business. We have not been advised of any definitive selling arrangement at the date of this prospectus between the selling shareholders and any underwriter, broker-dealer or agent. In the event that the selling shareholders notifies us of the name or names of underwriters, agents or broker-dealers, or of any discounts, commissions and other terms constituting selling compensation and any other information that is required to be set forth in a post-effective amendment to this registration statement and prospectus, we will file such a document.

The selling shareholders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 of the Securities Act, provided that such transactions meet the criteria and conform to the requirements of such rule.


When ordinary shares are to be sold to underwriters, unless otherwise described in an applicable prospectus supplement, the obligations of the underwriters to purchase the ordinary shares may be subject to conditions precedent but the underwriters may be obligated to purchase all of the ordinary shares if any are purchased. The ordinary shares may be acquired by the underwriters for their own account and may be resold by the underwriters, either directly to the public or to securities dealers, from time to time in one or more transactions, including negotiated transactions. These sales can occur either at fixed public offering prices or at varying prices determined at the time of sale. The public offering price, if any, and any concessions allowed or reallowed to dealers, may be changed from time to time. Those underwriters may be entitled, under agreements with us, to indemnification from us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments that they may be required to make in respect of those civil liabilities. At this time, the selling shareholders have not engaged any underwriters or communicated with underwriters regarding the sale of shares hereunder.

Any broker or dealer participating in any distribution of ordinary shares in connection with the offering made by this prospectus may be considered to be an "underwriter" within the meaning of the Securities Act and may be required to deliver a copy of this prospectus, including a prospectus supplement, if required, to any person who purchases any of the ordinary shares from or through that broker or dealer.

We will not receive any of the proceeds from the sales of the ordinary shares by the selling shareholders.



                              EXPENSES OF THE ISSUE

The following tale provides information regarding the expenses we expect to incur in connection with this offering.

SEC registration fee                                         $         2949
Taxes (federal, state, local)                                             0
Trustees' and transfer agents' fees                                       0
Printing and engraving costs                                              0
Legal fees                                                            5,000
Accounting fees                                                       8,000
Engineering Fees                                                          0
Premium paid to insure directors or officers
 for liabilities in connection with this offering                        0
Total                                                       $        15,949

We will bear all of the costs of registering the ordinary shares under the Securities Act, including the registration fee under the Securities Act, all other registration and filing fees, all fees and disbursements of counsel and accountants we retain and all other expenses incurred by us. These costs, or estimates of these costs, have been stated above. The selling shareholders will bear other costs relating to the offer and sale of the ordinary shares including all underwriting discounts and commissions, transfer taxes and all costs of any separate legal counsel or other advisors retained by the selling shareholders.

                                  LEGAL MATTERS

The legality of the ordinary shares being offered by this prospectus will be passed upon for us by Goldfarb, Levy, Eran & Co., Tel Aviv, Israel. Certain related legal matters will be passed upon for us by Downey Brand LLP, Sacramento, California.

                                     EXPERTS

Brightman Almagor & Co. (a Member of Deloitte Touche Tohmatsu), independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2001 and our consolidated financial statements included in this amendment to the F-3 for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference to this prospectus. Such consolidated financial statements are incorporated by reference to this prospectus in reliance on Brightman Almagor & Co.'s report given on their authority as experts in accounting and auditing.

                       ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because a substantial portion of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of judgment of foreign courts provided that:

o the judgment was given in a state where the local law does not prohibit the enforcement of judgments issued by Israeli courts;

o the judgment is enforceable in the state in which it was given;

o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence; o the judgment and the enforcement of the judgment are executable according to the law relating to enforceability of judgments in Israel and are not contrary to the law, public policy, security or sovereignty of the state of Israel;


o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed Metalink, Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering, but not in connection to any other claim.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                           10,565,651 Ordinary Shares
                                  Metalink Ltd.






                                   PROSPECTUS
                                November 4, 2003

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification of Directors and Officers

Exculpation of Office Holders

         Under the Companies Law 5759-1999, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that the articles of association of the company permit it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

o a breach of his or her duty of care to us or to another person;

o a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

o a financial liability imposed upon him or her in favor of another person concerning an act performed by him or her in his or her capacity as an office holder.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against:

o a monetary liability imposed on him or her in favor of another person in accordance with any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his or her capacity as an office holder; and o reasonable litigation expenses, including attorneys' fees, incurred by the office holder or which the office holder was ordered to pay by a court, in a proceeding we instituted against him or her or which was instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

         Our articles of association also include provisions:

o authorizing us to undertake in advance to indemnify an office holder, provided that the undertaking is limited to categories of events which in the opinion of the Board of Directors can be foreseen when the undertaking to indemnify is given, and to an amount set by our Board of Directors as reasonable under the circumstances; and

o authorizing us to retroactively indemnify an office holder.

Under the new Companies Law, these provisions are subject to shareholder approval.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor enter into a contract for the insurance of its office holders nor exempt an officer from responsibility toward the company, for any of the following:

o a breach by the office holder of his or her duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

o a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly;

o any act or omission committed with the intent to unlawfully yield a personal profit; or

o any fine imposed on the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders. We have obtained director's and officer's liability insurance. In addition we entered into indemnification agreements with our directors and executive officers in accordance with our articles of association.

Item 9.  Exhibits

Exhibit Number                                            Description of Exhibit


4.1**Form of Ordinary Share Certificate (filed as Exhibit 4 of the Registrant's Registration Statement on Form F-1 (No. 333-11118) and is hereby incorporated by reference).

4.2** Memorandum of Association, as amended (filed as Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 (No. 333-13366) and is hereby incorporated by reference).

4.3** Articles of Association, as amended (filed as Exhibit 4.3 of the Registrant's Registration Statement on Form S-8 (No. 333-13366) and is hereby incorporated by reference).


5.1** Opinion of Goldfarb, Levy, Eran & Co. with respect to the legality of the securities being offered.


8*    Opinion of Downey Brand LLP, with respect to certain tax matters.


23.1*    Consent of Brightman Almagor & Co., independent auditors.

23.2** Consent of Goldfarb,  Levy, Eran & Co.  (Included in the opinion filed as
Exhibit 5.1).


23.3* Consent of Downey Brand LLP (Included in the opinion filed as Exhibit 8).


24.1** Power of Attorney (included on the signature page to this registration statement).

**Previously filed

Item 10.          Undertakings




The undersigned registrant hereby undertakes:


(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 (ss.239.13 of this chapter) or Form S-8 (ss.239.16b of this chapter) or Form F-3 (ss.239.33 of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (Section 239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Section 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.


 (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Yakum, state of Israel, on November 4, 2003.




METALINK LTD.
By: /s/ Ofer Lavie
Name:    Ofer Lavie
Title:   Chief Financial Officer


                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ofer Lavie, acting individually, his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and any related Rule 462(b) registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signature                Title                              Date
 /s/ Tzvi Shukhman*      Chief Executive Officer
Tzvi Shukhman            and Chairman of the
                         Board of Directors
                         (principal executive officer).    November 4, 2003

/s/ J. Francois Crepin*  President, Member of the

 J. Francois Crepin Office of the CEO and Director. November 4, 2003

/s/ Ofer Lavie
Ofer Lavie               Chief Financial Officer           November 4, 2003
                         (principal financial and
                         accounting officer).

/s/ Uzi Rozenberg*
Uzi Rozenberg            Director                          November 4, 2003

/s/ Meir Bar-El*
Meir Bar - E1            Director                          November 4, 2003

Sarit Weiss - Firon      Director

/s/ Efi Shenhar*
Efi Shenhar              Director                          November 4, 2003
Joe Markee               Director

Syrus Madavi             Director



Authorized representative
in the United States

METALINK Inc.
/s/ J. Francois Crepin *
J. Francois Crepin, President

*By : /s/ Ofer Lavie
    Attorney-in-fact

EXHIBIT INDEX

ExhibitNumber                      Description of Exhibits

4.1 Form of Ordinary Share Certificate (filed as Exhibit 4 of the Registrant's Registration Statement on Form F-1 (No. 333-11118) and is hereby incorporated by reference).

4.2 Memorandum of Association, as amended (filed as Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 (No. 333-13366) and is hereby incorporated by reference).

4.3  Articles  of  Association,   as  amended  (filed  as  Exhibit  4.3  of  the
Registrant's Registration Statement on Form S-8 (No. 333-13366) and is hereby incorporated by reference).

5.1** Opinion of Goldfarb, Levy, Eran & Co. with respect to the legality of the securities being offered.



8*    Opinion of Downey Brand LLP, with respect to certain tax matters.


23.1* Consent of Brightman Almagor & Co., independent auditors.

23.2* Consent of Goldfarb,  Levy,  Eran & Co.  (Included in the opinion filed as
Exhibit 5.1).


23.3** Consent of Downey Brand LLP (Included in the opinion filed as Exhibit 8).


24.1** Power of Attorney (included on the signature page to this registration statement).

**Filed previously